Mr. Gustavo Castelli
Chief Financial Officer
Quilmes Industrial (Quinsa),
Société Anonyme
84, Grand Rue
L-1660 Luxembourg
Grand-Duchy of Luxembourg

September 16, 2005

Ms. Donna Di Silvio
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Re:	Quilmes Industrial (Quinsa), Société Anonyme
Form 20-F for the fiscal year ended December 31, 2004
File No. 001-14278

Dear Ms. Di Silvio:

     We are writing this letter to respond to the comment letter of the Staff dated August 17, 2005 with respect to the annual report of Quilmes Industrial (Quinsa) on Form 20-F for the fiscal year ended December 31, 2004 (the “20-F”). For your convenience, we have reproduced the Staff’s comment preceding each response.

Item 15. Controls and Procedures, page 107

1.	Please clarify your disclosure and tell us if your officers concluded that disclosure controls and procedures were effective as of the end of the period covered by the report.

     In response to the Staff’s comment, the Company advises the Staff that the Company’s officers, after appropriate review, concluded that disclosure controls and procedures were effective as of the end of the period covered by the report. The Company will include this statement in an amendment to the 20-F.

Item 17. Financial Statements. Page F-1

Note 3. Summary of significant accounting principles and policies, page F-12

(g) Relationship with PepsiCo, page F-14

2.	Please tell us and disclose how and when you recognize the amounts paid to PepsiCo based on the percentage of total concentrate purchases to support marketing activities. To the extent that the timing and classification of these amounts differ under US GAAP, please disclose the nature and amount of this difference in Note 28. Please also explain to us your basis under US GAAP and the consideration you gave to EITF 02-16.

     In response to the Staff comment, the Company advises the Staff that, as described in Note 3 (g) to our Consolidated Financial Statements, the PepsiCo agreement requires the development of an annual marketing plan that defines the types and amounts of advertising

Ms. Donna Di Silvio
Securities and Exchange Commission
September 16, 2005

and promotional expenses and investments in marketing-related assets that the Company is required to fund in each territory. All the marketing activities performed under the PepsiCo agreement are recognized as an expense when incurred. Marketing expenses are included in the “Selling and Marketing Expenses” line of our Consolidated Statement of Income. The Company also advises the Staff that, as further described in Note 3 (g) to our Consolidated Financial Statements, PepsiCo sets aside a percentage of the amount the Company pays for concentrate to support these marketing activities in the Company’s franchise territories. Any cash it receives from PepsiCo supporting marketing activities is considered a reduction of marketing expenses because it represents a partial reimbursement of specific costs incurred by the Company in selling PepsiCo products. The Company considers the accounting followed under Luxembourg GAAP is in accordance with the guidelines of EITF 02-16 “Accounting by a Customer (Including a Reseller) for certain consideration received from a vendor”. Therefore, no differences exist between Luxembourg GAAP and US GAAP regarding this issue.

Note 28. Differences between Luxembourg GAAP and US GAAP, page F-37

3.	We note the dividends you receive from your subsidiaries are subject to various restrictions. Please tell us what consideration you gave to providing condensed financial information of the registrant as set forth in Rules Rule 4-08 and 12-04 of Regulation S-X. Include in your response the amount of your restricted retained earnings.

     In response to the Staff´s comment, we advise the Staff that our financial statements do not include parent company financial information because our restricted net assets in consolidated subsidiaries do not exceed 25% of our total consolidated net assets. We also note that in our footnote 11 (e) we include a description of our retained earnings restrictions.

     Quinsa is a Luxembourg Holding Company that has significant operations in the combined southern cone markets of South America through its subsidiaries in Argentina, Bolivia, Chile, Paraguay and Uruguay. Note 11 (e) to Quinsa’s Consolidated Financial Statements explains that the dividends that Quinsa may pay to its shareholders are based on its stand-alone financial statements rather than on its consolidated financial statements. The consolidated financial statements and stand-alone financial statements are each prepared following different valuation criteria. For purposes of the stand-alone financial statements, subsidiaries are accounted for at cost plus dividends instead of being consolidated.

     Our restricted retained earnings on a consolidated basis as of December 31, 2004 amounted to US$ 94.5 million and there were no restricted retained earnings on a stand-alone basis as of that date.

Ms. Donna Di Silvio
Securities and Exchange Commission
September 16, 2005

     Total dividends received by Quinsa from its subsidiaries during the past three years were as follows:

Year 2002:	US$ 0
Year 2003:	US$ 22.5 million
Year 2004:	US$ 0

(b) Impairment of intangible assets, page F-38

4.	Please tell us and revise your disclosures to clarify the differences between accounting for goodwill and intangible assets impairments under Luxembourg GAAP and US GAAP. Include the level at which you test for goodwill impairment and address how you measure the amount of impairment loss. See SFAS 142.

     In response to the Staff comment, the Company advises the Staff that treatment of these issues under Luxembourg GAAP is included in Note 3 (k) to the Consolidated Financial Statements. The carrying value of a long-lived asset is considered impaired when the anticipated discounted cash flows from that asset are separately identifiable and result in less than its carrying value. Long-lived assets under Luxembourg GAAP include goodwill, intangible assets and tangible assets. Under US GAAP, the Company tests goodwill for impairment at least annually following the guidelines of FAS 142, “Goodwill and Other Intangible Assets”. Impairment test evaluation is made at each reporting unit level. A goodwill impairment loss occurs when the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill. The Company did not include any disclosure in its financial statements regarding the differences between Luxembourg GAAP and US GAAP in the accounting for goodwill and intangible assets impairment because, as a result of the evaluation made, no impairment was required to be accounted for under either approach. As a consequence, no US GAAP reconciling item was necessary.

(e) Differences in basis relating to purchase accounting, page F-39

5.	Please advise us and revise your disclosures to quantify the total amount of previously recognized goodwill and the amount of the total that represents licenses and trademarks qualifying for separate recognition as identifiable intangible assets with the adoption of SFAS 142.

     In response to the Staff comment, the Company advises the Staff that upon the adoption of SFAS 142, “Goodwill and Other Intangible Assets” on January 1, 2002, all previously recognized goodwill, amounting to US$ 269.6 million, represents licenses and trademarks that qualified for separate recognition as identifiable assets in accordance with SFAS 142. The Company will revise its disclosure in footnote 28 (e) to include the amounts involved.

Ms. Donna Di Silvio
Securities and Exchange Commission
September 16, 2005

     The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the 20-F and that the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. The Company also acknowledges that the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     If you have further questions or comments, you may contact Gustavo Castelli at (5411) 4349-1846.

Sincerely,

/s/ Gustavo Castelli

Gustavo Castelli
Chief Financial Officer